NEWS RELEASE August 24, 2006 NR-06-23

ENERGY METALS MAXIMIZES NON-CORE ASSETS, SELLS SOUTH
DAKOTA PROPERTY FOR SHARES AND ROYALTY

Energy Metals Corporation (TSX-EMC) is pleased to acknowledge receipt of 1,000,000 shares of Powertech Uranium Corporation (TSXV-PWE) and 1,250,000 warrants each with the right to purchase one full share of Powertech at the price of $1.25 anytime until May 11, 2007. This share payment is payment for the assignment of 119 federal lode mining claims covering a portion of the Dewey Burdock deposit in Fall River and Custer Counties South Dakota (previously announced by Powertech on Sedar on April 24, 2006). EMC has reserved and retained a sliding scale production royalty ranging from 2% for yellowcake prices below US$25.00/lb to 4% for yellowcake prices in excess of US$40.00/lb on all production. With completion of this acquisition, PWE has now gained control of the entire project area and negotiated surface agreements with the various surface owners affected by the project. EMC looks forward to PWE’s development of the combined properties through utilization of their project-wide database.

"This sale and royalty arrangement with Powertech Uranium Corporation is yet another example of EMC's plan of working with quality junior companies to maximize value and progress its non-essential property portfolio towards production, while allowing the company to concentrate on the development of its core ISR projects in Wyoming and Texas," said Paul Matysek, President and CEO.

Energy Metals Corporation

Energy Metals Corporation is a TSX-listed Canadian company focused on advancing its industry leading uranium property portfolio towards production in what is the world's largest uranium consumer market, the United States of America. Energy Metals has extensive advanced property holdings in Wyoming, Texas and New Mexico that are amenable to ISR (in-situ recovery) along with one of the industry’s leading and most experienced ISR technical teams led by Dr. Dennis Stover. This in-situ form of uranium mining was pioneered in Texas and Wyoming and utilizes oxygenated groundwater to dissolve the uranium in place and pump it to the surface through water wells. Energy Metals is currently developing the La Palangana uranium deposit and upgrading the Hobson Uranium Processing Plant in Texas for an anticipated 2008 production date. Energy Metals is also actively advancing other significant uranium properties in the States of Colorado, Utah, Nevada, Oregon and Arizona.

For further information, please contact:

Energy Metals Corporation
Paul Matysek, CEO and President: (604) 684-9007
Bill Sheriff, Corporate Development, Director: (972) 333-2214
Ran Davidson, Corporate Communications: (604) 697-5688

Information Regarding Forward-Looking Statements: Except for historical information contained herein, the statements in this Press Release are forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Energy Metals’ actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things: volatility of natural resource prices; product demand; market competition and risks inherent in the company’s operations. These and other risks are described in the Company’s public filings with Canadian Securities Regulators available at www.sedar.com and with the Securities and Exchange Commission available at www.sec.com.

Copyright © 2006 by Energy Metals Corporation. All rights reserved.